PremierOil

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
United Kingdom

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Website www.premier-oil.com

09046852

SEC
Mail Processing
Section

AUG 2 6 2009

Washington, DC
121

19th August 2009

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
UNITED STATES OF AMERICA

SUPPL

Dear Sirs

~~Premier Oil plc (f/k/a~~ Premier Oil Group plc)
Rule 12g3-2(b) Exemption: File No. 82-34723

In accordance with Premier Oil plc's exemption from the disclosure requirements under Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed the following press release dated 19th August 2009

"NW Gemsa Sale"

Yours faithfully

C. Cunliffe

Stephen Huddle
Company Secretary

Enc

Dlw 8/31

PremierOil

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121

Press Release

PREMIER OIL plc
("Premier" or "the Company")

NW Gemsa sale

19th August 2009

Premier announces the sale of its 10% interest in the NW Gemsa licence, onshore Egypt, to Sea Dragon Energy for the sum of US$12.5 million. The sale is subject to the approval of the Egyptian authorities.

Simon Lockett, Premier's CEO, commented:

"While Premier continues to evaluate potential opportunities in Egypt and the surrounding countries, our low equity interest in NW Gemsa is not material for the Company and this sale releases internal resources which can now be focused elsewhere."

Enquiries

Premier Oil plc **Tel: 020 7730 1111**
Simon Lockett
Tony Durrant

Pelham PR
James Henderson **Tel: 020 7337 1501 / 07774 444 163**
Gavin Davis **Tel: 020 7337 1515 / 07910 104 660**
Evgeniy Chuikov **Tel: 020 7337 1513 / 07894 608 606**